

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Mr. Avi Katz
President
Loral Space & Communications Inc.
888 Seventh Avenue
New York, NY 10106

> **Re: Loral Space & Communications Inc.**
> **Form 10-K for Fiscal Year Ended Dec. 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-14180**

Dear Mr. Katz:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your responses to these comments, we may have additional comments.

General

1.   The Company's structure – particularly its large, non-controlling stake in Telesat and its interest in XTAR and other joint ventures – raises the issue of the Company's status under the Investment Company Act of 1940 (the "ICA"). Please provide an analysis of whether the Company is an "investment company" as defined in Section 3 of the ICA. If the Company proposes to rely on an exclusion or exemption, please provide an analysis of the applicability of such exclusion/exemption to the Company. Your analysis in response to this comment should include all facts upon which your determination is based, including relevant unconsolidated financial information.

Notes to Consolidated Financial Statements

Note 6. Investments in Affiliates, page F-17

2.   Please explain to us why you did note provide audited financial statements of XTAR, LLC pursuant to Rule 3-09 of Regulation S-X. As part of your response, please provide us your tests of significance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208, Paul Fischer, Senior Attorney, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: John Capogrossi
        Chief Financial Officer

        Maurice Lefkort, Esq.
        Willkie Farr & Gallagher